Exhibit 99.2

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS ANNOUNCES PRICING OF PUBLIC OFFERING OF 1,459,000 AMERICAN DEPOSITARY SHARES

Oxford, UK, 13 September 2017 Summit Therapeutics plc (NASDAQ: SMMT/AIM: SUMM), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy and C. difficile infection, announces the pricing of its underwritten public offering of 1,459,000 American Depositary Shares (“ADSs”) at a public offering price of $12.00 per ADS, before underwriting discounts and commissions. Each ADS represents five ordinary shares of Summit. Following the offering, the ADSs will trade on the NASDAQ Global Market.

In addition, Summit has granted the underwriters an option for a period of 30 days to purchase, at the public offering price less underwriting discounts and commissions, up to an additional 218,850 ADSs. Gross proceeds from the offering are expected to be approximately $17.5 million (or approximately $20.1 million if the underwriters exercise in full their option to purchase additional ADSs). Closing of the offering is expected to occur on or about 18 September 2017, subject to customary closing conditions.

Canaccord Genuity Inc. and JMP Securities LLC are acting as joint lead book-running managers for the offering. Needham & Company, LLC is acting as lead manager and H.C. Wainwright & Co., LLC is acting as co-manager.

The securities are being issued and sold pursuant to an effective shelf registration statement (including a base prospectus) that was previously filed with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to and describing the terms of the offering was filed with the SEC on September 13, 2017. The final prospectus supplement relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying prospectus relating to the offering may be obtained by contacting Canaccord Genuity Inc., Attention: Syndicate Department, 99 High Street, 12th Floor, Boston, Massachusetts 02110, telephone: +1 (617) 371-3900 or JMP Securities LLC, Prospectus Department, 600 Montgomery Street, 10th Floor, San Francisco, California 94111, telephone: +1 (415) 835- 8985.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. In particular, and without limitation, no offer of securities to the public (as that term is understood in the EU Prospectus Directive) is being made in the United Kingdom or in any other country in the European Economic Area which has implemented the EU Prospectus Directive.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease Clostridium difficile infection.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel: +44 (0)1235 443 951
Erik Ostrowski / Michelle Avery (US office)	+1 617 225 4455

Forward Looking Statements

Any statements in this press release about Summit’s future expectations, plans and prospects, including but not limited to, statements about whether or not Summit will consummate the offering and the anticipated use of the proceeds from the offering, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: market conditions, the satisfaction of customary closing conditions, the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from on-going and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for Summit’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that Summit makes with the Securities and Exchange Commission, including Summit’s Annual Report on Form 20-F for the fiscal year ended January 31, 2017. Accordingly, readers should not place undue reliance on forward looking statements or information. In addition, any forward-looking statements included in this press release represent Summit’s views only as of the date of this release and should not be relied upon as representing Summit’s views as of any subsequent date. Summit specifically disclaims any obligation to update any forward-looking statements included in this press release.